Carolina Financial Corporation

288 Meeting Street

Charleston, South Carolina 29401

March 28, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:	Christian Windsor
Special Counsel
Office of Financial Services

Re:	Carolina Financial Corporation (the “Registrant”)
Registration Statement on Form S-4 (File No. 333-209440)

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 9:30 a.m., New York City time, on Wednesday, March 30, 2016, or as soon thereafter as possible.

In connection with this request, the Registrant hereby acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
3.	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Carolina Financial Corporation

By:	/s/ William A. Gehman, III
William A. Gehman
Chief Financial Officer